Aduro Clean Technologies Inc.

Interim Condensed Consolidated Financial Statements

For the three and six months ended November 30, 2024
(Unaudited)

(Expressed in Canadian Dollars)

Aduro Clean Technologies Inc.

Consolidated Statements of Financial Position

Expressed in Canadian Dollars

	November 30, 2024	May 31, 2024
ASSETS
Current
Cash and cash equivalents	$9,232,193	$2,814,576
Deposits and prepaid expenses (Note 5)	315,448	341,244
Other receivables (Note 6)	342,721	328,277
Deferred transaction costs	-	218,480
	9,890,362	3,702,577
Non-current
Property and equipment (Note 7)	3,360,910	3,128,632
Right of use assets (Note 8)	104,907	125,542
	3,465,817	3,254,174
Total Assets	$13,356,179	$6,956,751

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Trade payables and other current liabilities (Note 12)	$518,596	$461,947
Lease liability - current portion (Note 9)	42,518	40,356
	561,114	502,303
Non-current
Lease liability - non-current portion (Note 9)	76,643	98,230
Derivative financial liability (Note 10)	226,542	-
	303,185	98,230
Shareholders' equity (Note 11)
Share capital	32,837,332	22,477,986
Warrant reserve	1,105,705	1,328,901
Contributed surplus	7,022,163	5,445,407
Accumulated deficit	(28,473,320)	(22,896,076)
	12,491,880	6,356,218
Total Liabilities and Shareholders' Equity	$13,356,179	$6,956,751

Nature and continuance of operations (Note 1)
Subsequent events (Note 21)

Approved on behalf of the Board of Directors on January 14, 2025:

"Ofer Vicus"	, Director	"Peter Kampian"	, Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Loss and Comprehensive Loss

Expressed in Canadian Dollars

	Three months ended November 30, 2024	Three months ended November 30, 2023	Six months ended November 30, 2024	Six months ended November 30, 2023

Revenue (Note 13)	$38,143	$73,093	$93,143	$131,638

Expenses
Research and development (Note 16)	1,344,696	819,568	2,581,871	1,613,491
General and administrative (Note 15)	1,633,601	1,220,877	2,780,681	1,961,254
Depreciation and amortization	130,127	102,718	256,860	193,276
Finance costs (Note 14)	2,322	3,160	5,016	6,411
Foreign exchange	(32,459)	1,716	(28,609)	2,474
	3,078,287	2,148,039	5,595,819	3,776,906
Loss before other items	(3,040,144)	(2,074,946)	(5,502,676)	(3,645,268)

Other items

Loss on sale of vehicle	-	(2,512)	-	(2,512)
Change in fair value of derivative financial liability (Note 10)	(74,568)	-	(74,568)	-

Loss and comprehensive loss	$(3,114,712)	$(2,077,458)	$(5,577,244)	$(3,647,780)

Basic and diluted loss per share	$(0.113)	$(0.105)	$(0.219)	$(0.184)

Weighted average number of common shares outstanding	27,500,341	19,812,374	25,479,391	19,780,091

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Changes in Equity

Expressed in Canadian Dollars

	Share Capital
	Number of Shares	Amount	Warrant Reserve	Contributed Surplus	Deficit	Total
Balance, May 31, 2023	19,664,153	$15,396,907	$2,557,918	$4,472,191	$(15,459,215)	$6,967,801
Shares issued on exercise of warrants (Note 11)	675,117	1,606,546	(295,916)	-	-	1,310,630
Shares issued on exercise of options (Note 11)	30,769	126,180	-	(51,180)	-	75,000
Shares issued on RSU vesting (Note 11)	46,154	163,500	-	(163,500)	-	-
Share-based compensation expense (Note 17)	-	-	-	850,197	-	850,197
Net loss for the period	-	-	-	-	(3,647,780)	(3,647,780)
Balance, November 30, 2023	20,416,193	17,293,133	2,262,002	5,107,708	(19,106,995)	5,555,848
Balance, May 31, 2024	21,759,130	22,477,986	1,328,901	5,445,407	(22,896,076)	6,356,218
Shares issued on exercise of Class B Special Warrants (Note 11)	4,102,562	-	-	-	-	-
Shares and warrants issued - June 17, 2024 (Note 11)	834,178	2,955,153	372,154	21,537	-	3,348,844
Shares and warrants issued - November 8, 2024 (Note 11)	941,177	4,492,795	-	-	-	4,492,795
Derivative financial liability (Note 10)	-	(151,974)	-	-	-	(151,974)
Shares issued on exercise of warrants (Note 11)	674,168	2,907,179	(595,350)	(19,736)	-	2,292,093
Shares issued on exercise of options (Note 11)	26,769	156,193	-	(36,363)	-	119,830
Share-based compensation expense (Note 17)	-	-	-	1,611,318	-	1,611,318
Net loss for the period	-	-	-	-	(5,577,244)	(5,577,244)
Balance, November 30, 2024	28,337,984	$32,837,332	$1,105,705	$7,022,163	$(28,473,320)	$12,491,880

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

	Six months ended November 30, 2024	Six months ended November 30, 2023

Operating Activities
Net loss for the period	$(5,577,244)	$(3,647,780)

Items not affecting cash:
Depreciation and amortization	256,860	193,276
Share-based compensation expense (Note 17)	1,611,318	850,197
Interest expense accrued	4,692	5,311
Loss on sale of vehicle	-	2,512
Change in fair value of derivative financial liability (Note 10)	74,568	-
Changes in non-cash working capital (Note 20)	37,536	388,702
Cash used in operating activities	(3,592,270)	(2,207,782)

Financing Activities
Issue of common shares, net of issuing costs (Note 11)	10,472,041	1,385,630
Finance lease repayments (Note 9)	(24,117)	(28,683)
Term and working capital loan repayments	-	(18,454)
Cash provided by financing activities	10,447,924	1,338,493

Investing activities
Property and equipment acquired	(438,037)	(830,757)
Sale of vehicle	-	11,000

Cash used by investing activities	(438,037)	(819,757)

Change in cash during the period	6,417,617	(1,689,046)

Cash and cash equivalents, start of period	2,814,576	4,046,634

Cash and cash equivalents, end of period	$9,232,193	$2,357,588

Supplementary disclosure of non-cash activities:

Increase (decrease) in accounts payable related to property and equipment during the period	30,466	(114,730)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and six months ended November 30, 2024 Expressed in Canadian Dollars

1. NATURE AND CONTINUANCE OF OPERATIONS

Aduro Clean Technologies Inc. (the "Company") was incorporated in the Province of British Columbia on January 10, 2018, under the Business Corporations Act of British Columbia. On February 12, 2019, the Company's shares commenced trading on the Canadian Securities Exchange ("CSE") under the symbol "DFT." On April 23, 2021, the Company changed its name to "Aduro Clean Technologies Inc." from Dimension Five Technologies Inc. and the Company's shares were re-listed under the symbol ACT. On July 28, 2021, the Company's shares commenced trading on the Frankfurt Exchange in Germany under the symbol "9D50". On November 7, 2024, the Company's common shares commenced trading on the Nasdaq Capital Market under the ticker symbol "ADUR".

The Company's primary business is the holding company of Aduro Energy Inc. ("Aduro"). Aduro is an early-stage business focusing on developing environmentally responsible technology for converting end-of-life plastics and tire rubber to specialty chemicals and fuels that replace petroleum, upgrading of heavy crude oils and the transformation of renewable oils into renewable fuels and specialty chemicals. The water based chemical recycling platform features three sector focus applications, Hydrochemolytic Plastics Upcycling ("HPU"), Hydrochemolytic Renewables Upgrading ("HRU") and Hydrochemolytic Bitumen Upgrading ("HBU"). As at November 30, 2024, the Company has developed and owns nine patents, seven granted and two pending.

The registered and records office of the Company is located at Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, Canada V6C 2B5, and the head office of the Company is located at 542 Newbold Street, London, ON, Canada N6E 2S5.

During the six months ended November 30, 2024, the Company closed a non-brokered private placement and an underwritten U.S. public offering (Note 11) that realized net proceeds of $3,348,844 and $4,492,795, respectively, which will be used for general working capital purposes to advance Aduro's scale-up and path to commercialization. As at November 30, 2024, the Company had a deficit of $28,473,320 since inception and incurred negative operating cash flows. As at November 30, 2024, the Company's working capital balance was $9,329,248 (May 31, 2024: $3,200,274) and available cash of $9,232,193 (May 31, 2024: $2,814,576). Therefore, management concludes that the Company has sufficient funds to fund its operations for the next twelve months. Ultimately the continuing operations of the Company are dependent upon generating profitable operations and obtaining funding, as required, to allow the Company to achieve its business objectives. While the Company's management believes that there are many financing opportunities available, there is no assurance that it will be able to successfully obtain additional financing as needed. These consolidated financial statements have been prepared using accounting policies applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due and do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the classifications used in the consolidated statements of financial position.

2. BASIS OF PREPARATION

a) Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared based on the principles of IFRS Accounting Standards (IFRS) and International Accounting Standard 34, "Interim Financial Reporting" as issued by the International Accounting Standards Board (IASB), London, and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and follow the same accounting policies and methods of application as the Company's most recent annual financial statements. The unaudited interim condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended May 31, 2024 and accompanying notes.

These financial statements were authorized for issue by the Board of Directors on January 14, 2025.

b) Basis of consolidation

The financial statements of all entities controlled by the Company, including Aduro Energy Inc. and Aduro Clean Technologies Europe B.V., are included in the Financial Statements from the date control commenced. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company's subsidiaries have the same reporting date as the Company. Intra-group balances and transactions are eliminated on consolidation.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and six months ended November 30, 2024 Expressed in Canadian Dollars

c) Basis of measurement

The financial statements have been prepared using the historical cost basis except as detailed in the Company's accounting policies in Note 3 to the consolidated financial statement for the year ended May 31, 2024.

d) Functional and presentation currency

These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES, AND ASSUMPTIONS

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain of the Company's accounting policies and disclosures require key assumptions concerning the future and other estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or disclosures within the next fiscal year. Where applicable, further information about the assumptions made is disclosed in the notes specific to that asset or liability. The critical accounting estimates and judgments set out below have been applied consistently to all periods presented in these financial statements.

a) Ability to continue as a going concern

Evaluation of the ability of the Company to realize its strategy for funding its future needs for working capital involves making judgments.

b) Property and equipment

Property and equipment are depreciated/amortized over the estimated useful life of the asset to the asset's estimated residual value as determined by management. Assessing the reasonableness of the estimated useful life, residual value and the appropriate depreciation/amortization methodology requires judgment and is based on management's experience and knowledge of the industry.

c) Impairment

An evaluation of whether or not an asset is impaired involves consideration of whether indicators of impairment exist. Factors which could indicate impairment exists include: significant underperformance of an asset relative to historical or projected operating results, significant changes in the manner in which an asset is used or in the Company's overall business strategy, the carrying amount of the net assets of the Company being more than its market capitalization or significant negative industry or economic trends. In some cases, these events are clear. However, in many cases, a clearly identifiable event indicating possible impairment does not occur. Instead, a series of individually insignificant events occur over a period of time leading to an indication that an asset may be impaired. Events can occur in these situations that may not be known until a date subsequent to their occurrence. When there is an indicator of impairment, the recoverable amount of the asset is estimated to determine the amount of impairment, if any. If indicators conclude that the asset is no longer impaired, the Company will reverse impairment losses on assets only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Similar to determining if an impairment exists, judgment is required in assessing if a reversal of an impairment loss is required.

d) Warrants, stock options, restricted share units, and derivative financial liability

Share purchase warrants, stock options, and derivative financial liabilities are initially valued at fair value, based on the application of the Black-Scholes option pricing model. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term of the warrant or stock option and expected risk-free interest rate.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and six months ended November 30, 2024 Expressed in Canadian Dollars

The fair value of Restricted Share Units (RSUs) is measured based on the closing price of the Company's common shares on the date of grant. The fair value of each tranche of RSUs is recognized as expense on a straight-line basis over its vesting period. The fair value of RSUs is charged to profit or loss with a corresponding increase in contributed surplus within equity. The amount recognized as an expense is based on the estimate of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Upon vesting of equity settled RSUs, the related contributed surplus associated with the RSU is reclassified into share capital.

4. MATERIAL ACCOUNTING POLICIES ADOPTED DURING THE PERIOD

a) Derivative financial liability

When the Company issues warrants with exercise prices denominated in currencies other than in the Canadian dollar, the warrants are classified and presented as derivative financial liabilities and measured at fair value. The fair values of such warrants are determined using the Black‐Scholes option pricing model. At the end of each reporting period the derivative financial liability is re‐measured at fair value with changes in fair value recognized in profit and loss. Derivative financial liabilities have been disclosed in Note 10.

5. DEPOSITS AND PREPAID EXPENSES

	November 30, 2024 $	May 31, 2024 $
Prepaid Equipment	17,227	76,671
Prepaid Marketing and Events	15,000	15,000
Prepaid Investor Relations	24,762	40,983
Prepaid Consulting Fees	12,208	14,050
Prepaid Insurance	28,481	8,169
Prepaid Conferences	3,812	14,207
Deposits	52,748	45,027
Other	161,210	127,137
Total	315,448	341,244

6. OTHER RECEIVABLES

	November 30, 2024 $	May 31, 2024 $
HST receivable	115,033	76,338
Due from related party	77,353	78,853
Services receivable	141,662	172,520
Other	8,673	566
Total	342,721	328,277

The Company's exposure to credit risk related to other receivables is disclosed in Note 18.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and six months ended November 30, 2024 Expressed in Canadian Dollars

7. PROPERTY AND EQUIPMENT

The following table summarizes the Company's property and equipment as at November 30, 2024, May 31, 2024 and May 31, 2023:

	Motor Vehicle $	Furniture & Fixtures $	Leasehold Improvement $	Laboratory Equipment $	Computer Equipment $	Research Equipment $	Total $
Cost:
Balance at May 31, 2023	78,156	110,932	990,141	1,394,211	63,621	36,568	2,673,629
Additions	-	68,314	545,440	108,648	34,936	214,681	972,019
Disposals	(38,151)	-	-	-	-	-	(38,151)
Transfers	-	-	-	(1,502,859)	-	1,502,859	-
Balance at May 31, 2024	40,005	179,246	1,535,581	-	98,557	1,754,108	3,607,497
Additions	18,464	3,736	16,604	51,755	10,510	367,434	468,503
Balance at November 30, 2024	58,469	182,982	1,552,185	51,755	109,067	2,121,542	4,076,000
Accumulated depreciation:
Balance at May 31, 2023	23,127	14,393	59,534	-	19,040	3,833	119,927
Charge for the year	13,180	29,230	278,273	-	15,963	46,931	383,577
Disposals	(24,639)	-	-	-	-	-	(24,639)
Balance at May 31, 2024	11,668	43,623	337,807	-	35,003	50,764	478,865
Charge for the period	5,000	17,746	152,829	-	10,367	50,283	236,225
Balance at November 30, 2024	16,668	61,369	490,636	-	45,370	101,047	715,090
Carrying amounts:
At May 31, 2023	55,029	96,539	930,607	1,394,211	44,581	32,735	2,553,702
At May 31, 2024	28,337	135,623	1,197,774	-	63,554	1,703,344	3,128,632
At November 30, 2024	41,801	121,613	1,061,549	51,755	63,697	2,020,495	3,360,910

As at November 30, 2024, the Company had not identified any impairment indicators.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and six months ended November 30, 2024 Expressed in Canadian Dollars

8. RIGHT OF USE ASSETS

The following table summarizes the Company's right of use assets as at November 30, 2024, May 31, 2024 and May 31, 2023:

Property Leases $
Cost:
Balance at May 31, 2023	168,497
Additions	49,648
Balance at May 31, 2024	218,145
Additions	-
Balance at November 30, 2024	218,145
Accumulated Depreciation:
Balance at May 31, 2023	46,393
Charge for the year	46,210
Balance at May 31, 2024	92,603
Charge for the period	20,635
Balance at November 30, 2024	113,238
Carrying amounts:
At May 31, 2023	122,104
At May 31, 2024	125,542
At November 30, 2024	104,907

The property leases are for Aduro's research offices located at 542 Newbold Street, London, Ontario and a leased vehicle.

9. LEASE LIABILITY

	November 30, 2024 $	May 31, 2024 $
Gross lease obligations	130,393	154,510
Deferred finance charges	(11,232)	(15,924)
Total lease liability	119,161	138,586
Less: Current portion	42,518	40,356
Non-current portion	76,643	98,230

Interest on lease liabilities included in finance costs (Note 14)	4,692	10,784
Incremental borrowing rate at Initial Application date	8.45%	8.45%
Total cash outflow for the lease liability	24,117	52,345

The Company's exposure to liquidity risk related to lease liability is disclosed in Note 18.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and six months ended November 30, 2024 Expressed in Canadian Dollars

10. DERIVATIVE FINANCIAL LIABILITY

On November 8, 2024, the Company issued 47,058 warrants, for a five-year period, with an exercise price of US$4.675, in connection with the Company's underwritten U.S. public offering. As the warrants have a US dollar exercise price which is not the functional currency of the Company, they do not meet the definition of an equity instrument and as a result have been classified as a derivative financial liability. The derivative financial liability has been recognized at fair value on the date of issuance, being $151,974, as calculated using Black-Scholes pricing model, based on the following assumptions:

Risk-free interest rate	3.14%
Expected life	5 years
Expected volatility	63.05%
Dividend rate	Nil

The derivative financial liability is remeasured at fair value at each reporting date, with any changes in fair value recognized in the statement of loss and comprehensive loss. For three and six months ended November 30, 2024, the Company recorded an increase in the fair value of the derivative financial liability of $74,568.

The following table summarizes the continuity of the derivative liability for the three-months ended November 30, 2024:

Financial Liability $
Balance at May 31, 2024	-
Fair value of the derivative financial liability on the date of issuance	151,974
Fair value changes of the derivative financial liability	74,568
Balance at November 30, 2024	226,542

The fair value at November 30, 2024 was estimated using the Black-Scholes pricing model, based on the following assumptions:

Risk-free interest rate	2.19%
Expected life	4.94 years
Expected volatility	64.13%
Dividend rate	Nil

11. SHARE CAPITAL

Common and Preferred Shares:

Authorized:

i. Unlimited common shares without par value

ii. Unlimited preferred shares without par value

Issued and outstanding:

As at November 30, 2024, the issued and outstanding common shares of the Company consisted of 28,337,984 common shares and nil preferred shares (May 31, 2024: 21,759,130 common shares and nil preferred shares).

During the year ended May 31, 2024, 198,515 February 2021 Share Warrants were exercised at an exercise price of $1.625, 547,531 April 2021 Share Warrants were exercised at an exercise price of $1.625, 1,018,271 April 2022 Share Warrants were exercised at an exercise price of $3.25, 17,522 July 2022 Share Warrants were exercised at an exercise price of $3.25, 36,154 April 2023 Share Warrants were exercised at an exercise price of $4.225, 41,767 April 2022 Finder Warrants were exercised at an exercise price of $3.25, 538 April 2023 Finder Warrants were exercised at an exercise price of $4.225, 69,231 options were exercised at an exercise price of $2.438, 23,077 options were exercised at an exercise price of $3.413, 23,077 options were exercised at an exercise price of $2.113, 13,538 options were exercised at an exercise price of $2.34, 13,385 options were exercised at an exercise price of $3.25, 46,154 options were exercised at an exercise price of $2.275, and 46,154 granted Restricted Share Units vested, resulting in the issue of 2,094,914 common shares and gross proceeds of $5,345,848.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and six months ended November 30, 2024 Expressed in Canadian Dollars

On June 17, 2024, the Company completed a non-brokered private placement pursuant to which it has issued an aggregate of 834,178 units (each, a "June 2024 Unit"), at a price of $4.225 per June 2024 Unit for gross proceeds of $3,524,400. Each June 2024 Unit is comprised of one common share and one‐half of one common share purchase warrant (the "June 2024 Share Warrant"). Each June 2024 Share Warrant entitles the holder to acquire one common share at an exercise price of $5.20 per common share for a period of two years from the closing date. The warrants are also subject to an acceleration right held by the Company if the shares have a closing price of $6.175 or greater per common share on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing date. The Company paid cash finder's fees of $144,054, all of which were recorded as share issuance costs, and issued 22,789 finder's warrants (the "June 2024 Finder Warrants") to certain finders in connection with the Offering. Each June 2024 Finder Warrant is exercisable into one share at a price of $5.20 per common share for a period of two years after the closing date.

On November 8, 2024, the Company closed an underwritten U.S. public offering of 941,177 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$ 4,000,002. In addition, the Company issued 47,058 warrants, for a five-year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 10).

During the six-month period ended November 30, 2024, 111,684 February 2021 Share Warrants were exercised at an exercise price of $1.625, 7,025 April 2021 Share Warrants were exercised at an exercise price of $1.625, 338,590 July 2022 Share Warrants were exercised at an exercise price of $3.25, 114,094 April 2023 Share Warrants were exercised at an exercise price of $4.225, 18,160 April 2023 Finder Warrants were exercised at an exercise price of $4.225, 84,615 June 2024 Share Warrants were exercised at an exercise price of $5.20, 20,615 options were exercised at an exercise price of $4.843, and 6,154 options were exercised at an exercise price of $3.25, resulting in the issue of 700,937 common shares and gross proceeds of $2,411,923.

Stock Options:

As at November 30, 2024, the following table details the stock options outstanding:

Number of Options	Weighted Average Exercise Price	Weighted Average Life (years)	Expiry Date
918,159	$2.1125	6.41	April 30, 2031
394,155	$2.3400	7.22	February 20, 2032
123,077	$2.2750	7.55	June 20, 2032
618,931	$3.2500	3.08	December 29, 2027
203,799	$3.5425	3.78	September 11, 2028
69,231	$3.5425	3.99	November 29, 2028
92,308	$4.1600	1.16	January 29, 2026
792,306	$6.5000	4.68	August 6, 2029
3,211,966	$3.6285	5.12

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and six months ended November 30, 2024 Expressed in Canadian Dollars

A continuity schedule of the incentive stock options is as follows:

	November 30, 2024		May 31, 2024
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding beginning of period	2,454,940	$2.7107	2,225,860	$2.5029
Granted	826,169	6.5000	436,004	3.7278
Exercised	(26,769)	4.4764	(188,462)	2.5279
Cancelled	(42,374)	5.9060	(18,462)	3.5425
Outstanding, end of period	3,211,966	$3.6285	2,454,940	$2.7107
Exercisable, end of period	2,383,233	$2.8042	2,205,637	$2.6288
Weighted average life (years)	5.12		5.71

The fair value of the stock options granted were estimated using the Black-Scholes option pricing model based on the following assumption ranges:

Risk-free interest rate	from 0.33% to 4.66%
Expected life	from 2 to 10 years
Expected volatility	from 48.81% to 211.86%
Dividend rate	Nil

For the six months ended November 30, 2024, an expense of $1,611,318 (2024: $686,697) was recognized for services provided based on vesting conditions of stock options. The amount recognized reflected the vesting duration of the options.

Share Purchase Warrants:

As at November 30, 2024, the following table details the share purchase warrants issued by the Company:

Description	Issue Date	Outstanding at November 30, 2024	Exercise price	Term (years)
February 2021 Share Warrants	February 4, 2021	160,546	$ 1.625	4
April 2021 Share Warrants	April 23, 2021	311,097	$ 1.625	4
April 2023 Share Warrants	April 3, 2023	499,325	$ 4.225	2
April 2023 Finder Warrants	April 3, 2023	20,878	$ 4.225	2
June 2024 Share Warrants	June 17, 2024	332,491	$ 5.200	2
June 2024 Finder Warrants	June 17, 2024	22,789	$ 5.200	2
November 2024 Share Warrants	November 8, 2024	47,058	US $ 4.675	5
Total outstanding and exercisable		1,394,184
Weighted average exercise price and remaining term (in years)			$ 3.6724	0.80

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and six months ended November 30, 2024 Expressed in Canadian Dollars

A continuity schedule of the number of share purchase warrants is as follows:

Total
Outstanding and exercisable, May 31, 2023	3,506,854
Cancelled/Expired/Exercised	(1,881,667)
Outstanding and exercisable, May 31, 2024	1,625,187
Issued	486,953
Cancelled/Expired/Exercised	(717,956)
Outstanding and exercisable, November 30, 2024	1,394,184

The carrying amounts of the April 2023 Finder Warrants, and June 2024 Finder Warrants are recognized as part of contributed surplus while the carrying amount of the other share purchase warrants are included in warrant reserve.

During the year ended May 31, 2024, 198,515 February 2021 Share Warrants were exercised at an exercise price of $1.625, 547,531 April 2021 Share Warrants were exercised at an exercise price of $1.625, 1,018,271 April 2022 Share Warrants were exercised at an exercise price of $3.25, 17,522 July 2022 Share Warrants were exercised at an exercise price of $3.25, 36,154 April 2023 Share Warrants were exercised at an exercise price of $4.225, 41,767 April 2022 Finder Warrants were exercised at an exercise price of $3.25, and 538 April 2023 Finder Warrants were exercised at an exercise price of $4.225, resulting in the issue of 1,860,298 common shares and $1,229,017 being reclassified from warrants reserve to share capital and $42,521 being reclassified from contributed surplus to share capital.

During the six-month period ended November 30, 2024, 111,684 February 2021 Share Warrants were exercised at an exercise price of $1.625, 7,025 April 2021 Share Warrants were exercised at an exercise price of $1.625, 338,590 July 2022 Share Warrants were exercised at an exercise price of $3.25, 114,094 April 2023 Share Warrants were exercised at an exercise price of $4.225, 18,160 April 2023 Finder Warrants were exercised at an exercise price of $4.225, 84,615 June 2024 Share Warrants were exercised at an exercise price of $5.20 resulting in the issue of 674,168 common shares and $595,350 being reclassified from warrants reserve to share capital and $19,736 being reclassified from contributed surplus to share capital.

The fair value of the warrants issued were estimated using the Black-Scholes option pricing model based on the following assumption ranges:

Risk-free interest rate	from 0.19% to 3.85%
Expected life	from 2 to 5 years
Expected volatility	from 50.35% to 148.58%
Dividend rate	Nil

Special Warrants

On the closing of the transaction with Aduro Energy Inc. and Aduro's security holders whereby the Aduro's security holders sold their shares to the Company such that all of the issued and outstanding common shares of Aduro are now wholly owned by the Company (the "Transaction"), the Company issued 8,205,124 special warrants (the "SWs"), consisting of 4,102,562 Class A special warrants (the "ASWs") and 4,102,562 Class B special warrants (the "BSWs") at a deemed price equal to the Company's discounted share price (as defined), to Aduro's special warrant trustee to be held in trust until distributed on the first milestone ("FM") achievement date. The SWs are convertible for no additional consideration into the Company's Shares on a one-for-one basis upon the later of the achievement of the FM in the case of the ASWs or the achievement of the second milestone ("SM") in the case of the BSWs, as applicable, and the distribution of the SWs by the trustee. The FM was achieved on January 18, 2022, resulting in the 4,102,562 ASWs distributed and automatically converted on a one-for-one basis into common shares of the Company for no additional consideration and the 4,102,562 BSWs special warrants were issued to the Aduro security holders in accordance with the terms of the securities exchange agreement ("SEA"). The SM was achieved on August 14, 2024, resulting in the automatic conversion of the 4,102,562 BSWs on a one-for-one basis into common shares of the Company for no additional consideration.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and six months ended November 30, 2024 Expressed in Canadian Dollars

Restricted Share Units

On September 11, 2023, the Company awarded 46,154 RSUs to an officer of the company pursuant to the Company's equity incentive plan. All of the RSUs vested immediately upon the date of award, at which time the Company issued 46,154 common shares.

12. RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all the directors and officers of the Company.

During the three and six months ended November 30, 2024 and 2023, compensation of key management personnel was as follows:

	Three months ended November 30, 2024 $	Three months ended November 30, 2023 $	Six months ended November 30, 2024 $	Six months ended November 30, 2023 $
Salary and related costs	172,151	115,630	343,091	228,822
Professional fees	70,000	126,334	190,001	265,335
Share-based compensation expense (Note 17)	396,721	361,220	654,156	509,223
	638,872	603,184	1,187,248	1,003,380

All transactions with related parties are in the normal course of operations and are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

As at November 30, 2024 and May 31, 2024, the outstanding balances for related parties was comprised of the following:

	November 30, 2024 $	May 31, 2024 $
Due to key management personnel	34,624	75,939
Due from key management personnel	77,353	78,853

These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

13. REVENUE

The Company entered into technical evaluation agreements with confidential publicly traded organisations for execution of a proof of concept and evaluation of the Company's HPU and HBU technology. Revenue in the amount of $93,143, recognized in the Statements of Loss and Comprehensive Loss, resulted from services completed during the six months ended November 30, 2024, pursuant to the technical evaluation and collaboration agreements (2024: $131,638).

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and six months ended November 30, 2024 Expressed in Canadian Dollars

14. FINANCE COSTS

Finance costs recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Three months ended November 30, 2024 $	Three months ended November 30, 2023 $	Six months ended November 30, 2024 $	Six months ended November 30, 2023 $
Lease finance charges	2,243	2,749	4,692	5,390
Interest on debt:
Working capital loan - BDC	-	345	-	850
Term loan	-	66	-	171
Other finance costs	79	-	324	-
Total Finance Costs	2,322	3,160	5,016	6,411

15. GENERAL AND ADMINISTRATIVE

General and administrative expenses recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Three months ended November 30, 2024 $	Three months ended November 30, 2023 $	Six months ended November 30, 2024 $	Six months ended November 30, 2023 $
Investor relations and communication costs (Note 17)	216,986	197,112	375,291	305,769
Conferences	21,191	38,407	28,167	65,866
Automobile	4,763	11,968	8,904	17,372
Bank charges	3,413	9,623	7,685	11,533
Office and general	221,441	98,356	291,910	212,184
Professional fees (Note 17)	246,009	158,863	441,615	280,750
Salary and related costs (Note 17)	674,882	596,445	1,215,518	879,220
Transfer agent and filing costs	169,595	44,604	215,399	67,039
Travel	60,141	41,787	147,808	76,943
Other	15,180	23,712	48,384	44,578
Total General and Administrative	1,633,601	1,220,877	2,780,681	1,961,254

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and six months ended November 30, 2024 Expressed in Canadian Dollars

16. RESEARCH AND DEVELOPMENT

Research and development expenses recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Three months ended November 30, 2024 $	Three months ended November 30, 2023 $	Six months ended November 30, 2024 $	Six months ended November 30, 2023 $
Project related expenses (Note 17)	317,815	358,202	750,141	731,603
Salary costs allocated (Note 17)	970,497	433,796	1,675,255	796,154
Payments to research partners	30,661	14,039	54,198	48,370
Professional fees - patent development costs	25,723	13,531	102,277	37,364
Total research and development	1,344,696	819,568	2,581,871	1,613,491

17. SHARE-BASED COMPENSATION EXPENSE

Share-based payment compensation recognized in the Statements of Loss and Comprehensive Loss is comprised of the following:

	Three months ended November 30, 2024 $	Three months ended November 30, 2023 $	Six months ended November 30, 2024 $	Six months ended November 30, 2023 $
Expense recognized for services provided based on vesting conditions of stock options (Note 11)	1,022,267	377,518	1,611,318	686,697
Expense recognized for services provided based on vesting conditions of restricted share units (Note 11)	-	163,500	-	163,500
Total share-based compensation expense	1,022,267	541,018	1,611,318	850,197

        Share-based compensation expense is included in the Statement of Loss and Comprehensive loss as follows:

	Three months ended November 30, 2024 $	Three months ended November 30, 2023 $	Six months ended November 30, 2024 $	Six months ended November 30, 2023 $
Investor relations and communication costs (Note 15)	-	-	-	23,228
Professional fees (Note 15)	4,879	2,982	7,513	8,142
Salary and related costs (Note 15)	400,865	346,854	661,999	456,714
Project related expenses (Note 16)	72,340	60,610	123,075	148,254
Salary costs allocated (Note 16)	544,183	130,572	818,731	213,859
Total share-based compensation expense	1,022,267	541,018	1,611,318	850,197

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and six months ended November 30, 2024 Expressed in Canadian Dollars

18. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Interest rate risk

The Company is exposed to interest rate risk. The lease liability have fixed cost of funds rate until maturity though subject to interest rate fluctuations if refinanced.

Foreign exchange risk

The Company is primarily exposed to foreign currency fluctuations in relation to its US dollar cash and trade payables. US dollar financial instruments subject to foreign exchange risk are summarized below. The Company has assessed the risk and decided not to hedge the risk.

(US$)	November 30, 2024 $	May 31, 2024 $
Cash and cash equivalents	3,550,578	140
Trade payables	35,602	37,647
Net US dollar exposure	(3,514,976)	37,507

As at November 30, 2024, with other variables unchanged, a $0.10 change in the Canadian dollar against the US dollar would result in a $351,498 pre-tax gain (May 31, 2024: $3,751 loss) from the Company's financial instruments.

Credit risk

Credit risk arises from cash and cash equivalents held with a bank as well as credit exposure to customers in the form of outstanding trade and other receivables but excluding balances receivable from government entities. The maximum exposure to credit risk is equal to the carrying value of the Company's cash and other receivables which reflects management's assessment of the credit risk which at November 30, 2024 was $9,459,881 (May 31, 2024: $3,066,515).

Impairment losses

The allowance for doubtful accounts in respect of other receivables is used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible. At that point, the amounts are considered unrecoverable and are written off against the financial asset directly. The Company did not record any impairment for three or six months ended November 30, 2024 and the year ended May 31, 2024.

Liquidity risk

Liquidity risk is the exposure of the Company to the risk of not being able to meet its financial obligations as they become due. The Company manages liquidity risk through management of its cash and cash equivalents and working capital balances.

The table below provides an analysis of the expected maturities of the Company's outstanding obligations as at November 30, 2024:

	Total	Due prior to
	Amount	2025	2026	2027	2028+
	$	$	$	$	$
Trade payables and other current liabilities	518,596	518,596	-	-	-
Lease liability (Note 9)	119,161	42,518	46,395	30,248	-
Total expected maturities	637,757	561,114	46,395	30,248	-

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and six months ended November 30, 2024 Expressed in Canadian Dollars

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income (loss) or the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

Capital management

Management is focused on several objectives while managing the capital structure of the Company, specifically:

  Ensuring the Company has the financing capacity to execute its business plan and meet its strategic objectives while capitalizing on opportunities that add value for the Company's shareholders;
  Maintaining a strong capital base; and
  Safeguarding the Company's ability to continue as a going concern, such that it provides returns for shareholders and benefits for other stakeholders.

19. OPERATING SEGMENTS

Reportable Segments

The business is in early stage focusing on developing environmentally responsible technology for converting end-of-life plastics and tire rubber to specialty chemicals and fuels that replace petroleum, upgrading of heavy crude oils and the transformation of renewable oils into renewable fuels and specialty chemicals. For management purposes, the Company activities are managed and monitored by senior management as one operating segment. The financial statements included are the same financial statements that management uses to monitor the performance of the Company and for the allocation of resources.

Entity Wide Disclosures

As at and for the period ended November 30, 2024 and the year ended May 31, 2024, the Company's operations and assets were in Canada and the Netherlands.

As at November 30, 2024, geographic information was as follows:

	Canada	Netherlands
Assets	13,354,203	1,976
Loss and comprehensive loss	(5,451,686)	(125,558)

As at May 31, 2024, geographic information was as follows:

	Canada	Netherlands
Assets	6,949,603	7,148
Loss and comprehensive loss	(7,246,353)	(190,508)

As an early-stage development company, the Company was not yet generating sustainable revenues from its development activities. The revenues of $93,143 for the six months ended November 30, 2024 related to revenue earned following the completion of services pursuant to the technical evaluation and collaboration agreements for execution of a proof of concept and evaluation of the Company's HPU and HBU technology (Note 13).

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three and six months ended November 30, 2024 Expressed in Canadian Dollars

20. SUPPLEMENTAL CASH FLOW INFORMATION

For the six months ended November 30, 2024 and 2023, the net change in non-cash working capital balances consists of the following:

	November 30, 2024 $	November 30, 2023 $
Other receivables	(14,443)	115,704
Prepaid expenses	25,795	69,579
Trade payables and other current liabilities	25,720	202,955
Project contributions payable	464	464
Net change in non-cash working capital balances	37,536	388,702

21. SUBSEQUENT EVENTS

Exercise of over-allotment option of U.S. public offering

On December 3, 2024, and December 11, 2024, the underwriters of its underwritten U.S. public offering exercised their over-allotment option to purchase an additional 100,000 and 22,470 common shares, respectively, at the public offering price of US$4.25 per share. After giving effect to the exercises of the over-allotment option, the Company sold an aggregate 1,063,647 common shares for gross proceeds of approximately US$4.52 million, before deducting underwriter discounts and other related expenses.

Exercise of options and warrants

Subsequent to November 30, 2024, 47,560 share purchase warrants were exercised at an exercise price of $4.225, 430 finder warrants were exercised at an exercise price of $4.225, 269 finder warrants were exercised at an exercise price of $5.20, , 23,000 options were exercised at an exercise price of $2.1125, 21,892 options were exercised at an exercise price of $2.34, and 3,000 options were exercised at an exercise price of $3.25 for total proceeds of $313,721.